TRANSGLOBE ENERGY CORPORATION

Annual General and Special Meeting of Shareholders
of TransGlobe Energy Corporation ("TransGlobe")

May 11, 2010

REPORT IN RESPECT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations Section 11.3

MATTERS VOTED UPON

		Outcome of	Votes For	Votes Against
Description of Matter		Vote	(ballots only)	(ballots only)
1.	Ordinary resolution to approve fixing the number of directors of TransGlobe at seven	Resolution approved	N/A	N/A

2.

Ordinary resolution to approve the election of the seven nominees to serve as directors of TransGlobe for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of TransGlobe prepared for the Meeting

		Resolution approved	N/A	N/A

3.

Ordinary resolution to approve the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of TransGlobe for the ensuing year and to authorize the directors of TransGlobe to fix their remuneration as such

		Resolution approved	N/A	N/A

4.	Ordinary resolution to approve the Company's unallocated options under its existing stock option plan until May 9, 2013 as further set out in the Company's information circular.	Resolution approved	65.5%	34.5%